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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 -------------
                                    FORM 11-K
                                 -------------

         |X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 2001

                                       OR

         | | TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the transition period from _______ to _______



                          Commission File No. 001-02217



                      CARIBBEAN REFRESCOS, INC. THRIFT PLAN
                            (Full title of the plan)



                              THE COCA-COLA COMPANY
          (Name of issuer of the securities held pursuant to the plan)

                               One Coca-Cola Plaza
                             Atlanta, Georgia 30313
    (Address of the plan and address of issuer's principal executive offices)

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                            CARIBBEAN REFRESCOS, INC.
                                   THRIFT PLAN

                              Financial Statements
                 For the Years Ended December 31, 2001 and 2000
                   Together With Independent Auditors' Report










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                      CARIBBEAN REFRESCOS, INC. THRIFT PLAN

                       Financial Statements and Schedules
                 For the Years Ended December 31, 2001 and 2000




                                Table of Contents

                                                                       Page
                                                                       ----

Independent Auditors' Report                                             1


Statements of Net Assets Available for Benefits                          2


Statement of Changes in Net Assets Available for Benefits                3


Notes to Financial Statements                                            4



                             Supplemental Schedules
                             ----------------------

Schedule H, line 4i - Schedule of Assets (Held at End of Year)           8


Schedule H, line 4j - Schedule of Reportable Transactions                9

To the Caribbean Refrescos, Inc.
 Thrift Plan Committee
Caribbean Refrescos, Inc.
Cidra, Puerto Rico:

                          Independent Auditors' Report
                          ----------------------------

We have audited the accompanying statements of net assets available for benefits of the Caribbean Refrescos, Inc. Thrift Plan (the "Plan") as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Caribbean Refrescos, Inc. Thrift Plan as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ BANKS, FINLEY, WHITE & CO.

June 7, 2002.

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                      CARIBBEAN REFRESCOS, INC. THRIFT PLAN

                 Statements of Net Assets Available for Benefits
                           December 31, 2001 and 2000



                                                  2001                   2000
                                                  ----                   ----
ASSETS

Investments (Notes 3 and 4)                  $ 25,790,352          $ 32,425,089

Contributions receivable:
    Employer                                       14,788                25,608
    Participants                                   40,478                73,759
                                             ------------          ------------
      Total contributions receivable               55,266                99,367
                                             ------------          ------------

NET ASSETS AVAILABLE FOR BENEFITS            $ 25,845,618          $ 32,524,456
                                             ============          ============






The accompanying notes are an integral part of the financial statements.

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                      CARIBBEAN REFRESCOS, INC. THRIFT PLAN

            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 2001



ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investment income:
   Dividend income                                           $    325,559
   Interest income                                                 88,419
                                                             ------------
     Total investment income                                      413,978
                                                             ------------

Contributions:
   Employer                                                       495,744
   Participants                                                 1,414,076
                                                             ------------
     Total contributions                                        1,909,820
                                                             ------------

  Total additions                                               2,323,798
                                                             ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Distributions to Participants                                   2,278,465

Net depreciation in fair value of
  investments (Note 3)                                          6,716,385

Administrative expenses                                             7,786
                                                             ------------

  Total deductions                                              9,002,636
                                                             ------------

Net decrease in net assets available for benefits              (6,678,838)

Net assets available for benefits, beginning of year           32,524,456
                                                             ------------

NETS ASSETS AVAILABLE
 FOR BENEFITS, END OF YEAR                                   $ 25,845,618
                                                             ============




The accompanying notes are an integral part of the financial statements.

                      CARIBBEAN REFRESCOS, INC. THRIFT PLAN

                          Notes to Financial Statements
                           December 31, 2001 and 2000


NOTE 1 - DESCRIPTION OF PLAN

The Caribbean Refrescos, Inc. Thrift Plan (the "Plan") is a defined contribution pension plan covering a majority of the employees of Caribbean Refrescos, Inc. (the "Company"), a wholly-owned subsidiary of The Coca-Cola Company. The election to contribute to the Plan by employees (the "Participants") is voluntary. Participant contributions are in the form of payroll deductions with the Company currently contributing an amount equal to 100% of the first 3% of compensation contributed by a Participant, subject to certain limitations specified by the Puerto Rico Income Tax Act of 1954, as amended.

Eligible employees can participate in the Plan after reaching age 18 and completing three months of service. Participants may contribute to the Plan with "Before Tax" dollars or "After Tax" dollars. "Before Tax" contributions are not subject to current federal income taxes. Participants may contribute up to 13% (10% on a "Before Tax" basis) of their annual compensation to the Plan. For 2001, the maximum "Before Tax" annual contribution amount was $8,000.

Participants may borrow, subject to certain limitations, from their account balances. These loans may be taken from both "Before Tax" and "After Tax" account balances.

All contributions are paid to a trustee and are invested as directed by Participants and the Company. Participants may direct their contributions into any of the following investment funds:

         COMPANY STOCK FUND - Common stock of The Coca-Cola Company with some moderate cash and/or cash equivalent holdings for liquidity purposes.

         INVESCO CASH RESERVES FUND - A mutual fund investing primarily in money market instruments that blend superior quality commercial paper with the safest, high-quality government debt obligations available.

         INVESCO BALANCED FUND - A mutual fund investing in a combination of common stocks (normally 50% to 70% of the fund's total assets) and investment grade fixed-income securities (normally 25% or more).

         INVESCO SELECT INCOME FUND - A mutual fund investing primarily in bonds and marketable debt securities of established companies. The fund may also invest in securities issued by the U.S. government or its agencies, bank Certificates of Deposit, and municipal obligations.

         INVESCO DYNAMICS FUND - A mutual fund investing primarily in common stocks of rapidly growing mid-sized companies.

         AIM BLUE CHIP FUND - A mutual fund investing in stocks of large companies that are considered to be market leaders in their respective sectors.

         AIM GLOBAL GROWTH FUND - A mutual fund investing in stocks of large well-established companies in the United States and abroad that show strong earnings momentum.

All Company contributions are invested in common stock of The Coca-Cola Company and are immediately vested to the Participants.

ADMINISTRATION

The Plan is administered by the Caribbean Refrescos, Inc. Thrift Plan Committee (the "Committee") which, as administrator, has complete control of and sole discretion over the administration of the Plan. Certain administrative expenses of the Plan were paid by the Company. Administrative expenses paid by the Plan during 2001 were $7,786.

VALUATION OF PARTICIPANTS' ACCOUNTS

Participants' account balances are valued based upon the number of units of each investment fund owned by the Participants. Units are revalued on a daily basis to reflect earnings and other transactions. Participants' account balances are updated on a daily basis to reflect transactions affecting account balances.

PLAN TERMINATION

The Company expects the Plan to be continued indefinitely but reserves the right to terminate the Plan or to discontinue its contributions to the Plan at any time, by written document approved by the Committee. In the event of termination, the Committee may either:

         (a)      continue the trust for as long as it considers advisable, or

         (b) terminate the trust, pay all expenses from the trust fund, and direct the payment of Participants' account balances, either in the form of lump-sum distributions, installment payments, or any other form selected by the Committee.

Additional information about the Plan is available from the Company's Human Resources Department.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are maintained on an accrual basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

VALUATION OF INVESTMENTS

All investments are stated at fair value. The investments in common stock of The Coca-Cola Company and the mutual funds are determined at the quoted prices in active markets at the last reported sales price on the last business day of the Plan year. Participants' loans are valued based upon remaining unpaid principal plus any accrued but unpaid interest.

RECLASSIFICATIONS

Certain reclassifications have been made for the prior year to conform to the current year presentation.

NOTE 3 - INVESTMENTS

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in fair value (as determined by quoted market price) by $6,716,385 as follows:

Common stock of The Coca-Cola Company                      $ 6,261,776
Mutual funds                                                   454,609
                                                           -----------
                                                           $ 6,716,385
                                                           ===========

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31 is as follows:

                                                 2001                  2000
                                                 ----                  ----

Common stock of The Coca-Cola Company        $ 21,319,580          $ 28,077,563

Investments in common stock of The Coca-Cola Company include both participant and nonparticipant-directed investments.

NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                       December 31,                December 31,
                                          2001                        2000
                                       ------------                ------------
Net assets, at fair value:
   Company Stock Fund                  $ 15,334,465                $ 20,236,586

                                                      Year ended
                                                   December 31, 2001
                                                   -----------------

Changes in net assets:
   Contributions                                    $   495,744
   Dividends                                            227,729
   Interest                                              54,749
   Net depreciation                                  (4,404,844)
   Distributions to Participants                     (1,273,674)
   Administrative expenses                               (1,825)
                                                   -------------
       Net decrease in net assets                  ($ 4,902,121)
                                                   =============

NOTE 5 - TRANSACTIONS WITH PARTY-IN-INTEREST

During 2001, the Plan sold 8,595 shares of common stock of The Coca-Cola Company for proceeds of $499,983, resulting in a gain of $301,751. Dividends earned by the Plan on common stock of The Coca-Cola Company during 2001 were $325,559. As of December 31, 2001 and 2000, the Plan held 452,165 and 460,760 shares of common stock of The Coca-Cola Company with a fair market value of $21,319,580 and $28,077,563, respectively.

NOTE 6 - INCOME TAX STATUS

The Plan qualifies under Section 165(a) and (e) of the Puerto Rico Income Tax Act of 1954 (the "Act"), as amended, and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the Act in order to maintain its qualification. The Caribbean Refrescos, Inc. Thrift Plan Committee and outside counsel in Puerto Rico believe that the Plan is designed and being operated in material compliance with the applicable requirements of the Act.

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                      CARIBBEAN REFRESCOS, INC. THRIFT PLAN
                            EIN: 66-0276572 PN: 001

         Schedule H, line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2001


                                           (c) Description of investment
      (b) Identity of issue,                   including maturity date,
          borrower, lessor or                  rate of interest, collateral,                                     (e) Current
 (a)      similar party                        par, or maturity value                    (d) Cost                    value
 ---  -----------------------              ---------------------------------             ------------            -----------


      SHORT-TERM INVESTMENTS:

      Federated Government Obligation
        Fund #5                             742,453 units                                $    742,453            $    742,453

      COMMON STOCK:

  *   The Coca-Cola Company                 452,165 shares of common stock                 10,428,586              21,319,580

      MUTUAL FUNDS:

      INVESCO                               1,387,870 units of Cash Reserves Fund           1,601,551               1,601,551

      INVESCO                               18,987 units of Dynamics Fund                     537,442                 316,241

      INVESCO                               19,616 units of Balanced Fund                     393,918                 336,731

      INVESCO                               5,951 units of Select Income Fund                  93,404                  64,666

      AIM Advisors, Inc.                    63,104 units of Blue Chip Fund                    994,640                 774,223

      AIM Advisors, Inc.                    3,705 units of Global Growth Fund                 138,156                 127,913
                                                                                         ------------            ------------
         Total Mutual Funds                                                                 3,759,111               3,221,325
                                                                                         ------------            ------------

      PARTICIPANTS' LOANS:

      Loans to Participants                 Loans with interest rates ranging from
                                              7.25% to 10.50%                                  N/A                    506,994
                                                                                         ------------            ------------
      TOTAL ASSETS (HELD AT END OF YEAR)                                                 $ 14,930,150            $ 25,790,352
                                                                                         ============            ============

  *   Party-in-interest

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                      CARIBBEAN REFRESCOS, INC. THRIFT PLAN
                             EIN: 66-0276572 PN: 001

            Schedule H, line 4j - Schedule of Reportable Transactions
                      For the Year Ended December 31, 2001




             (b) Description of                                                                          (h) Current
                 asset (include                                            (f) Expense                       value        (i) Net
(a) Identity     interest rate and                                             incurred                      of asset on      gain
    of party     maturity in        (c) Purchase  (d) Selling  (e) Lease       with         (g) Cost of      transaction      or
    involved     case of a loan)        price         price        rental      transaction      asset        date             (loss)
------------ ---------------------  ------------  -----------  ----------  ---------------  -----------  ---------------  ----------



THERE WERE NO CATEGORY (i), (ii), (iii) OR (iv) REPORTABLE TRANSACTIONS DURING THE YEAR ENDED DECEMBER 31, 2001.


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                                   SIGNATURES



         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Caribbean Refrescos, Inc. Thrift Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                               CARIBBEAN REFRESCOS, INC. THRIFT PLAN
                                        (Name of Plan)



                               By: /s/ MARILYN FIGUEROA
                                   --------------------
                                   Marilyn Figueroa
                                   Member, Caribbean Refrescos, Inc.
                                    Thrift Plan Committee



Date:  June 25, 2002

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                                  EXHIBIT INDEX



Exhibit No.                         Description
-----------                         -----------

     23                    Consent of Independent Auditors